# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CLOROX CO /DE/, CIK 0000021076
CUSIP: 189054109
Title of class of securities: Common Stock, $1.00 Par Value Per Share
Address of issuer's principal executive offices: THE CLOROX COMPANY, 1221 BROADWAY, OAKLAND, California (CA), 94612-1888
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001610520

## Reporting persons
- UBS Group AG: type of reporting person: bank (BK); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 237,879; sole dispositive power 0; shared dispositive power 10,084,448; aggregate amount beneficially owned 10,084,448 (8.2% of the class)
  Comment: This filing reflects positions that were inadvertently included in another reporting entitys filing submitted on January 24, 2025, which has since been amended.

## Item 1. Issuer
Name of issuer: CLOROX CO /DE/
Address of issuer's principal executive offices: THE CLOROX COMPANY, 1221 BROADWAY, OAKLAND, CALIFORNIA, 94612-1888

## Item 2. Person Filing
Name of person filing: UBS Group AG
Address of principal business office or, if none, residence:
UBS Group AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 10,084,448
Percent of class: 8.15%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 237,879
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,084,448

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by UBS Group AG, for the benefit and on behalf of UBS Financial Services Inc, UBS Switzerland AG, UBS Trustees (Bahamas) Limited, UBS AG London Branch, and UBS Securities LLC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UBS Group AG: /s/ Andrew Johnson, Director (04/25/2025)